UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 29)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On October 11, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Twenty-Ninth Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

TWENTY NINTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	7 June 2002	11 June 2002	17 June 2002	24 June 2002
26 June 2002	27 June 2002	4 July 2002	10 July 2002	12 July 2002
25 July 2002	29 July 2002	30 July 2002	31 July 2002	2 August 2002
6 August 2002	7 August 2002	8 August 2002	16 August 2002	19 August 2002
28 August 2002	30 August 2002	9 September 2002	10 September 2002	20 September 2002
23 September 2002	2 October 2002			

("**Previous Supplementary Bidder's Statements**").

This Twenty Ninth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to its comments on the release of the South African Socio-Economic Empowerment Charter and the resumption of operations at Porgera.

Dated: 11October 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 11 October 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 11 October 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME COMMENTS ON SOUTH AFRICAN SOCIO-ECONOMIC EMPOWERMENT CHARTER; REPORTS PORGERA MINE BACK ON LINE

THURSDAY, OCTOBER 10, 2002

Vancouver, Canada— Placer Dome Inc. responded today to the release by the South African government of a revised socio-economic empowerment charter for the mining industry. The company also announced the resumption of operations at the Porgera mine in Papua New Guinea, which has been shut down since mid-July following a series of election-related vandalism incidents.

In commenting on the revised draft of the South African charter, President and CEO Jay Taylor said the company has no reasonable basis to assume the enactment of charter provisions will materially and adversely impact its South Deep investment over the long term. "In the context of the overall economic policy framework for mineral development, we believe this will lead to increased stability and an improved investment climate over the long term."

While still in draft form, the revised charter contains targets to increase HDSA ownership of South African mining industry assets to 26% in 10 years. It also sets out an agreement by the South African mining industry to assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The draft does not specify the nature of the assistance to be provided.

Mr. Taylor went on to say he is encouraged by the additional clarity that has been provided on the issue of increased participation by historically disadvantaged South Africans (HDSAs) in the mining industry.

"At this point we believe there will be both costs and longer-term benefits associated with this proposal, but with the information we currently have, we cannot quantify these," Mr. Taylor said. "A key missing element is the scorecard, which will measure the level and type of HDSA participation that is needed." The scorecard is expected to recognize commitments by industry in a number of areas,

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

including management, employment equity, human resource development, procurement and beneficiation, as well as level of ownership. "Once this scorecard is developed we will be in a much better position to understand the bearing the charter will have on our business."

Mr. Taylor said that since Placer Dome entered South Africa in 1999, the company has known that the redistribution of wealth would be part of doing business. "We've always believed there should be opportunities for historically disadvantaged groups to participate in the economic activity mining creates, and we are encouraged that the charter calls for fair market value transactions. We know the government supports our presence in South Africa and is working hard to promote foreign investment." He added that the company will continue to monitor the situation as it unfolds.

Also today Placer Dome announced the resumption of operations at the Porgera mine in Papua New Guinea. Power was restored to the property on October 9 and the process of restarting the plant is underway. Full production is expected by October 12. This is in line with previously announced expectations that power would be restored to the mine around mid-October. The plant will be operated by a skeleton crew while employees are recalled and re-inducted into safe work practices. This recall is expected take six to eight weeks to complete.

-end-

For further information:

Meghan Brown (604) 661-1577

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

October 11, 2002